FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For
the month of October 2024

ICON plc
(Translation of registrant's name into English)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F___X___	Form 40-F______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes______	No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes______	No___X___

ICON plc
This report on Form 6-K is hereby incorporated by reference in the registration statement on Form S-8 (Registration No. 333-152802) of ICON plc, registration statement on Form S-8 (Registration No. 333-204153) of ICON plc, registration statement on Form S-8 (Registration No. 333-231527) of ICON plc, registration statement on Form S-8 (Registration No. 333-254891) of ICON plc, registration statement on Form S-8 (Registration No. 333-257578) of ICON plc and registration statement on Form F-3 (Registration No. 333-278943) of ICON plc and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by ICON plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

GENERAL

As used herein, “ICON”, the “Company”, the "Group", and “we” refer to ICON plc and its consolidated subsidiaries, unless the context requires otherwise.

Business

ICON is a contract research organization (“CRO”), providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2024 we had approximately 42,250 employees in 106 locations in 55 countries. During the nine months ended September 30, 2024 we derived 37.8%, 50.7% and 11.5% of our revenue in the United States, Europe and Rest of World respectively (during the nine months ended September 30, 2023: 41.7%, 47.5% and 10.8% respectively).

We began operations in 1990 and have expanded our business through organic growth, together with a number of strategic acquisitions to enhance our capabilities and expertise in certain areas of the clinical development process. We are incorporated in Ireland and our principal executive office is located at: South County Business Park, Leopardstown, Dublin 18, D18 X5R3, Republic of Ireland. The contact telephone number of this office is +353-1-291-2000.

Recent developments

Changes in Board of Directors composition

On July 23, 2024, Ms. Joan Garahy retired from the Board of Directors and Ms. Anne Whitaker was appointed to the Board of Directors.

Executive Leadership transition

On April 3, 2024, the Company announced that Chief Financial Officer (“CFO”), Mr. Brendan Brennan, will leave his role at ICON in the fourth quarter of 2024 for a new opportunity outside of the CRO industry. On August 14, 2024, the Company announced the appointment of Mr. Nigel Clerkin as its new CFO. Mr. Nigel Clerkin commenced employment with the Company in October 2024 and effective October 31, 2024 will take over from Mr. Brendan Brennan as CFO.

Share repurchase program

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500 million of the outstanding ordinary shares of the Company. During the three months ended September 30, 2024, 337,070 ordinary shares were redeemed by the Company for a total consideration of $100.0 million.

On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company. Along with unutilized amounts under the authorization of February 20, 2024, this permits the Company to repurchase up to $650.0 million worth of ordinary shares.

A resolution was passed at the Company’s Annual General Meeting (“AGM”) on July 23, 2024, which renewed the authorization for the Directors to purchase (buyback) up to 10% of the outstanding shares in the Company. All ordinary shares that were repurchased under the buyback program were canceled in accordance with the constitution of the Company and the nominal value of these shares transferred to other undenominated capital as required by Irish Company law.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion of Senior Secured Notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes"). The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering (See note 10. Bank credit lines, loan facilities and notes for further details). On July 10, 2024, the New Notes were admitted to the Official List (the “Official List”) of The International Stock Exchange (the “Exchange”).

Repricing - senior secured term loan facility and senior secured revolving credit facility

On July 1, 2021, and in connection with the PRA merger, ICON plc and certain subsidiaries entered into a credit agreement (the “Credit Agreement”) which provided for a senior secured term loan facility of $5,515 million and a senior secured revolving credit facility in an initial aggregate amount of $300 million (subsequently increased on May 2, 2023 to $500 million).

On March 14, 2024, the parties to the Credit Agreement entered into the Third Amendment to the Credit Agreement (the “Third Amendment”) in connection with the repricing of the senior secured term loan facility and the senior secured revolving credit facility.

With respect to the senior secured term loan facility, the repricing culminated in a margin reduction of 25 basis points, from 2.25% (based on the then-current first lien net leverage ratio) to 2.0%; and the elimination of the credit adjustment spread. The combination of the above resulted in an overall reduction of 51 basis points on the senior secured term loan facility (assuming quarterly refixing).

With respect to the senior secured revolving credit facility, the repricing culminated in a margin reduction of 0.40%, from 1.25% (based on the then-current S&P corporate family rating) to 0.85%, which is subject to change pursuant to a pricing grid based on the current corporate family rating assigned by S&P; and the elimination of the credit adjustment spread. There were also concurrent fee adjustments to the senior secured revolving credit facility; the commitment fee on drawings was reduced from 0.4375% to 0.2975%, (based on our current corporate family rating from S&P) while the utilization fee increased by 15 basis points, dependent on amount utilized.

Senior Secured Credit Facilities repayment

During the quarter ended September 30, 2024, the Company made mandatory principal repayments of $7.4 million (nine months ended September 30, 2024: mandatory and voluntary repayments of $2,297.3 million) of the senior secured term loan facility. The voluntary repayments made during the nine months ended September 30, 2024 resulted in an accelerated charge associated with previously capitalized fees of $16.9 million.

In addition, during the quarter ended September 30, 2024, the Company drew $50.0 million (nine months ended September 30, 2024: $243.0 million) of the senior secured revolving loan facility and repaid $50.0 million (nine months ended September 30, 2024: $298.0 million). At September 30, 2024, $nil was drawn under the senior secured revolving loan facility. Refer to note 10. Bank credit lines, loan facilities and notes for further details on the Company's Senior Secured Credit Facilities.

Ukraine situation

On February 24, 2022, Russia invaded Ukraine, creating significant instability and unrest in the region. Since that time, the Company's key focus has been on the safety of our employees and their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families based in Ukraine through the implementation of a number of employee assistance programs. These programs aim to provide affected employees and their families with transportation, accommodation in neighboring countries, financial assistance, communications and other support services as needed.

The Company's operations in these affected regions have been significantly curtailed as a result of these events. The ongoing conflict in Ukraine continues to result in an increasingly complex economic sanctions and export controls environment applicable to our business operations in the region (including Russia and Belarus) as a result of additional trade compliance measures enacted by the United States, United Kingdom and European Union member states. These economic sanctions and export controls restrict our ability to do business with sanctioned entities, require additional compliance resources, and could have a material adverse effect on the results of our operations. The financial impact of the conflict was not material to the Company during the nine months ended September 30, 2024.

Israel and the conflict area in the Middle East

We are all saddened by the continuing developments in Israel and the conflict area in the Middle East. The Company's key focus continues to be on the safety of our employees and their families, patients, investigators and on the mitigation of adverse impacts on ongoing clinical trials. The Company has worked to ensure the safety of employees and their families through the implementation of a number of employee assistance programs. The team have been advised to work remotely as they continue to support our customers’ studies. The financial impact of the conflict was not material to the Company during the nine months ended September 30, 2024.

Foreign exchange translation
The Company prepares its financial statements in United States dollar while the local results of a certain number of our subsidiaries are prepared in currencies other than United States dollars, including, amongst others, the pound sterling and the euro. In addition, the Company's contracts with clients are sometimes denominated in currencies other than the United States dollar. Finally, the Company is exposed to a wider variety of currencies in the expenses line due to most expenses being incurred in the local currencies of where our global operations are based. Accordingly, changes in exchange rates between the United States dollar and those other currencies can impact the Company’s financial results.

     ICON plc
CONDENSED CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2024 AND DECEMBER 31, 2023

	(Unaudited)	(Audited)
	September 30, 2024	December 31, 2023
ASSETS	(in thousands)
Current assets:
Cash and cash equivalents	$695,507	$378,102
Available for sale investments	—	1,954
Accounts receivable, net of allowance for credit losses	1,396,080	1,790,322
Unbilled revenue	1,361,198	951,936
Other receivables	82,760	65,797
Prepayments and other current assets	140,536	132,105
Income taxes receivable	102,931	91,254
Total current assets	$3,779,012	$3,411,470

Non-current assets:
Property, plant and equipment	365,726	361,184
Goodwill	9,085,447	9,022,075
Intangible assets	3,605,814	3,855,865
Operating right-of-use assets	156,955	140,333
Other receivables	88,445	78,470
Deferred tax asset	75,993	73,662
Investments in equity	53,720	46,804
Total Assets	$17,211,112	$16,989,863

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$106,172	$131,584
Unearned revenue	1,585,257	1,654,507
Other liabilities	1,045,134	915,399
Income taxes payable	52,585	13,968
Current bank credit lines, loan facilities and notes	29,762	110,150
Total current liabilities	$2,818,910	$2,825,608

Non-current liabilities:
Non-current bank credit lines, loan facilities and notes	3,402,368	3,665,439
Lease liabilities	145,714	126,321
Non-current other liabilities	50,157	45,998
Non-current income taxes payable	201,135	186,654
Deferred tax liability	818,329	899,100
Commitments and contingencies	—	—
Total Liabilities	$7,436,613	$7,749,120

Shareholders' Equity:
Ordinary shares, par value 6 euro cents per share; 100,000,000 shares authorized,
82,559,366 shares issued and outstanding at September 30, 2024 and
82,495,086 shares issued and outstanding at December 31, 2023	6,703	6,699
Additional paid-in capital	7,011,547	6,942,669
Other undenominated capital	1,184	1,162
Accumulated other comprehensive loss	(110,062)	(143,506)
Retained earnings	2,865,127	2,433,719
Total Shareholders' Equity	$9,774,499	$9,240,743
Total Liabilities and Shareholders' Equity	$17,211,112	$16,989,863

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands except share and per share data)

Revenue	$2,030,030	$2,055,099	$6,240,575	$6,053,928

Costs and expenses:
Direct costs (excluding depreciation and amortization)	1,438,616	1,449,136	4,403,583	4,274,222
Selling, general and administrative	205,095	185,187	576,903	572,999
Depreciation and amortization	93,029	146,032	391,845	436,217
Transaction and integration related	7,856	10,433	21,667	34,516
Restructuring	—	—	45,789	45,390
Total costs and expenses	1,744,596	1,790,788	5,439,787	5,363,344

Income from operations	285,434	264,311	800,788	690,584
Interest income	2,434	1,273	5,601	3,294
Interest expense	(53,303)	(83,908)	(185,808)	(255,665)

Income before income tax expense	234,565	181,676	620,581	438,213
Income tax expense	(37,437)	(18,011)	(89,105)	(41,913)

Income before share of losses from equity method investments	197,128	163,665	531,476	396,300
Share of losses from equity method investments	—	—	—	(383)
Net income	$197,128	$163,665	$531,476	$395,917

Net income per ordinary share (note 13):

Basic	$2.38	$1.99	$6.43	$4.83
Diluted	$2.36	$1.97	$6.38	$4.79

Weighted average number of ordinary shares outstanding (note 13):

Basic	82,831,300	82,215,627	82,716,842	82,001,500
Diluted	83,445,827	82,972,888	83,305,441	82,737,073

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Net income	$197,128	$163,665	$531,476	$395,917
Other comprehensive income, net of tax:
Currency translation adjustment	69,695	(38,648)	28,670	(33,786)
(Loss) / gain on cash flow hedge	(198)	4,986	4,774	15,134
Total comprehensive income	$266,625	$130,003	$564,920	$377,265

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2023	82,495,086	$6,699	$6,942,669	$1,162	$(143,506)	$2,433,719	$9,240,743
Comprehensive income, net of tax:
Net income	—	—	—	—	—	187,438	187,438
Currency translation adjustment	—	—	—	—	(32,040)	—	(32,040)
Gain on cash flow hedge	—	—	—	—	9,084	—	9,084
Total Comprehensive Income							164,482
Exercise of share options	156,527	10	16,293	—	—	—	16,303
Issue of restricted share units / performance share units	32,192	2	—	—	—	—	2
Share based compensation expense	—	—	11,121	—	—	—	11,121
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at March 31, 2024	82,683,805	$6,711	$6,970,079	$1,162	$(166,462)	$2,621,157	$9,432,647
Comprehensive income, net of tax:
Net income	—	—	—	—	—	146,910	146,910
Currency translation adjustment	—	—	—	—	(8,985)	—	(8,985)
Loss on cash flow hedge	—	—	—	—	(4,112)	—	(4,112)
Total Comprehensive Income							133,813
Exercise of share options	45,127	3	5,331	—	—	—	5,334
Issue of restricted share units / performance share units	87,668	6	—	—	—	—	6
Share based compensation expense	—	—	13,336	—	—	—	13,336
Share issuance costs	—	—	(10)	—	—	—	(10)
Balance at June 30, 2024	82,816,600	$6,720	$6,988,736	$1,162	$(179,559)	$2,768,067	$9,585,126
Comprehensive income, net of tax:
Net income	—	—	—	—	—	197,128	197,128
Currency translation adjustment	—	—	—	—	69,695	—	69,695
Loss on cash flow hedge	—	—	—	—	(198)	—	(198)
Total Comprehensive Income							266,625
Exercise of share options	74,151	5	10,729	—	—	—	10,734
Issue of restricted share units / performance share units	5,685	—	—	—	—	—	—
Share based compensation expense	—	—	12,085	—	—	—	12,085
Share issuance costs	—	—	(3)	—	—	—	(3)
Repurchase of ordinary shares	(337,070)	(22)	—	22	—	(100,000)	(100,000)
Share repurchase costs	—	—	—	—	—	(68)	(68)
Balance at September 30, 2024	82,559,366	$6,703	$7,011,547	$1,184	$(110,062)	$2,865,127	$9,774,499
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (CONTINUED)
(UNAUDITED)

	Number of Ordinary Shares	Ordinary Shares	Additional Paid-in Capital	Other Undenominated Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Total
	(in thousands, except share data)
Balance at December 31, 2022	81,723,555	$6,649	$6,840,306	$1,162	$(171,538)	$1,821,384	$8,497,963
Comprehensive income, net of tax:
Net income	—	—	—	—	—	116,654	116,654
Currency translation adjustment	—	—	—	—	15,500	—	15,500
Loss on cash flow hedge	—	—	—	—	(3,858)	—	(3,858)
Total comprehensive income							128,296
Exercise of share options	136,649	9	12,927	—	—	—	12,936
Issue of restricted share units / performance share units	68,218	4	—	—	—	—	4
Share based compensation expense	—	—	14,658	—	—	—	14,658
Share issuance costs	—	—	(4)	—	—	—	(4)
Balance at March 31, 2023	81,928,422	$6,662	$6,867,887	$1,162	$(159,896)	$1,938,038	$8,653,853
Comprehensive income, net of tax:
Net income	—	—	—	—	—	115,598	115,598
Currency translation adjustment	—	—	—	—	(10,638)	—	(10,638)
Gain on cash flow hedge	—	—	—	—	14,006	—	14,006
Total comprehensive income							118,966
Exercise of share options	93,304	6	7,223	—	—	—	7,229
Issue of restricted share units / performance share units	129,323	8	—	—	—	—	8
Share based compensation expense	—	—	16,389	—	—	—	16,389
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at June 30, 2023	82,151,049	$6,676	$6,891,494	$1,162	$(156,528)	$2,053,636	$8,796,440
Comprehensive income, net of tax:
Net income	—	—	—	—	—	163,665	163,665
Currency translation adjustment	—	—	—	—	(38,648)	—	(38,648)
Gain on cash flow hedge	—	—	—	—	4,986	—	4,986
Total comprehensive income							130,003
Exercise of share options	147,661	9	16,328	—	—	—	16,337
Issue of restricted share units / performance share units	28,266	3	—	—	—	—	3
Share based compensation expense	—	—	16,256	—	—	—	16,256
Share issuance costs	—	—	(5)	—	—	—	(5)
Balance at September 30, 2023	82,326,976	$6,688	$6,924,073	$1,162	$(190,190)	$2,217,301	$8,959,034
The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2024 AND SEPTEMBER 30, 2023
(UNAUDITED)

	Nine Months Ended
	September 30, 2024	September 30, 2023
	(in thousands)
Cash flows provided by operating activities:
Net income	$531,476	$395,917

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expense	391,845	436,217
Impairment of operating right-of-use assets and related property, plant and equipment	12,559	8,845
Reduction in carrying value of operating right-of-use assets	29,820	33,979
Loss on equity method investments	—	383
Acquisition-related gain	—	(6,160)
Amortization of financing costs and debt discount	22,066	12,485
Stock compensation expense	41,183	47,303
Deferred tax benefit	(86,579)	(114,487)
Unrealized foreign exchange movements	34,018	(7,670)
Other non-cash items	26,828	21,966
Changes in operating assets and liabilities:
Accounts receivable	352,795	(139,096)
Unbilled revenue	(423,533)	14,370
Unearned revenue	(72,930)	158,269
Other net assets	88,790	(141,425)
Net cash provided by operating activities	948,338	720,896

Cash flows used in investing activities:
Purchase of property, plant and equipment	(106,772)	(87,980)
Purchase of subsidiary undertakings (net of cash acquired)	(85,629)	(5,100)
Movement of available for sale investments	1,954	(241)
Proceeds from investments in equity	2,671	—
Purchase of investments in equity	(10,131)	(10,829)
Net cash used in investing activities	(197,907)	(104,150)

Cash flows used in financing activities:
New Notes issue costs	(12,678)	—
Drawdown of credit lines and loan facilities	2,242,480	305,000
Repayment of credit lines and loan facilities	(2,595,323)	(930,000)
Proceeds from exercise of equity compensation	32,379	36,517
Share issue costs	(17)	(14)
Repurchase of ordinary shares	(100,000)	—
Share repurchase costs	(68)	—
Net cash used in financing activities	(433,227)	(588,497)

Effect of exchange rate movements on cash	201	(3,952)
Net increase in cash and cash equivalents	317,405	24,297
Cash and cash equivalents at beginning of period	378,102	288,768
Cash and cash equivalents at end of period	$695,507	$313,065

The accompanying notes are an integral part of these condensed consolidated financial statements.

ICON plc
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
September 30, 2024
1. Basis of presentation

These condensed consolidated financial statements which have been prepared in accordance with United States Generally Accepted Accounting Principles (“US GAAP”) have not been audited. The condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, necessary to present a fair statement of the operating results and financial position for the periods presented. The preparation of the condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures in the condensed consolidated financial statements. Actual results could differ from those estimates.

The condensed consolidated financial statements should be read in conjunction with the accounting policies and notes to the consolidated financial statements included in ICON’s Form 20-F for the year ended December 31, 2023 (see note 2 - Summary of significant accounting policies). Operating results for the nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the fiscal period ending December 31, 2024.
2. Summary of significant accounting policies
Revenue recognition
The Company earns revenues by providing a number of different services to its customers. These services, which are integral elements of the clinical development process, include clinical trials management, consulting, contract staffing, data services and laboratory services. These services, which are described below, can be purchased collectively or individually as part of a clinical trial contract. There is not significant variability in how economic factors affect these services. Contracts range in duration from a number of months to several years.

ASC 606 requires application of five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligation in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies the performance obligation(s), which have been applied to revenue recognized from each service described below.

Clinical trial service revenue

A clinical trial service is a single performance obligation satisfied over time, i.e. the full-service obligation in respect of a clinical trial (including those services performed by investigators and other parties) is considered a single performance obligation. Promises offered to the customer are not distinct within the context of the contract. ICON is the contract principal in respect of both direct services and in the use of third parties (principally investigator services) that support the clinical research projects. The transaction price is determined by reference to the contract or change order value (total service revenue and pass-through/ reimbursable expenses) adjusted to reflect a realizable contract value. Revenue is recognized over time as the single performance obligation is satisfied. The progress towards completion for clinical service contracts is measured based on an input measure being total project costs incurred (inclusive of pass-through / reimbursable expenses) at each reporting period as a percentage of forecasted total project costs.

Laboratory services revenue

Revenue is recognized when, or as, obligations under the terms of a contract are satisfied, which occurs when control of the products or services are transferred to the customer. Revenue for laboratory services is measured as the amount of consideration we expect to receive in exchange for transferring products or services. Where contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on the estimated relative selling price of the promised good or service. Service revenue is recognized over time as the services are delivered to the customer based on the extent of progress towards completion of the performance obligation. The determination of the methodology to measure progress requires judgment and is based on the nature of services provided. This requires an assessment of the transfer of value to the customer. The right to invoice measure of progress is generally related to rate per unit contracts, as the extent of progress towards completion is measured based on discrete service or time-based increments, such as samples tested or labor hours incurred. Revenue is recorded in the amount invoiced since that amount corresponds to the value of the Company's performance and the transfer of value to the customer.

Contracting services revenue

The Company has availed of the practical expedient which results in recognition of revenue on a right to invoice basis. Application of the practical expedient reflects the right to consideration from the customer in an amount that corresponds directly with the value to the customer of the performance completion to date. This reflects hours performed by contract staff.

Consulting services revenue

Our consulting services contracts represent a single performance obligation satisfied over time. The transaction price is determined by reference to contract or change order value. Revenue is recognized over time as the performance obligation is satisfied. The progress towards completion for consulting contracts is measured based on total project inputs (time) at each reporting period as a percentage of forecasted total project inputs.

Data services revenue

The Company provides data reports and analytics to customers based on agreed-upon specifications, including the timing of delivery, which is typically either weekly, monthly, or quarterly. If a customer requests more than one type of data report or series of data reports within a contract, each distinct type of data report is a separate performance obligation. The contracts provide for the Company to be compensated for the value of each deliverable. The transaction price is determined using list prices, discount agreements, if any, and negotiations with the customers, and generally includes any out-of-pocket expenses. Typically, the Company bills in advance of services being provided with the amount being recorded as unearned revenue.

When multiple performance obligations exist, the transaction price is allocated to performance obligations on a relative standalone selling price basis. In cases where the Company contracts to provide a series of data reports, or in some cases data, the Company recognizes revenue over time using the “units delivered” output method as the data or reports are delivered. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the services performed.

Certain arrangements include upfront customization or consultative services for customers. These arrangements often include payments based on the achievement of certain contractual milestones. Under these arrangements, the Company contracts with a customer to carry out a specific study, ultimately resulting in delivery of a custom report or data product. These arrangements are a single performance obligation given the integrated nature of the service being provided. The Company typically recognizes revenue under these contracts over time, using an output-based measure, generally time elapsed, to measure progress and transfer of control of the performance obligation to the customer. Expense reimbursements are recorded to revenue as the expenses are incurred as they relate directly to the service performed.

The Company enters into contracts with some of its larger data suppliers that involve non-monetary terms. The Company issues purchase credits to be used toward the data supplier's purchase of the Company's services based on the fair value of the data obtained. In exchange, the Company receives monetary discounts on the data received from the data suppliers. The fair value of the revenue earned from the customer purchases is recognized as services are delivered as described above. At the end of the contract year, any unused customer purchase credits may be forfeited or carried over to the next contract year based on the terms of the data supplier contract.

Commissions

Incremental costs of obtaining a contract are recognized as an asset on the Consolidated Balance Sheet in respect of those contracts that exceed one year. Where commission costs relate to contracts that are less than one year, the practical expedient is applied as the amortization period of the asset which would arise on deferral would be one year or less.

Intangible Assets
Intangible assets are measured at fair value at the date of acquisition and amortized on a straight-line basis over their respective estimated useful lives. The Company has no indefinite-lived intangible assets. The Company evaluates its intangible assets for impairment when indicators of impairment exist.

Intangible assets are amortized on a straight-line basis over their estimated useful lives, as set forth in the table below:

Estimated Useful Life
Customer relationships	16 - 23 years
Order backlog	3 years
Trade names	3 years
Patient database	7 years
Technology assets	5 years

The Company periodically assesses the estimated useful lives of intangible assets to evaluate whether what was established at acquisition continues to be appropriate.

Income taxes

The Company applies the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the provision of income taxes in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance to the amount that is more likely than not to be realized. The Company recognizes the effect of income tax positions only if those positions will more likely than not be sustained. Recognized income tax positions are measured at the largest amount of tax benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties related to income taxes are included in income tax expense and classified with the related liability on the Consolidated Balance Sheet. The Company accounts for the impact of Global Intangible Low-Taxed Income ("GILTI") in the period it arises and has therefore not provided for deferred taxes in respect of this item.

Recently Issued Accounting Standards

Accounting pronouncements issued but not adopted as of September 30, 2024

In November 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2023-07, Segment Reporting – Improvements to Reportable Segment Disclosures (“ASU 2023-07”), which amends the guidance in ASC Topic 280, Segment Reporting. The amended guidance requires disclosure of significant segment expenses and other segment items on an annual and interim basis. Furthermore, all disclosures about a reportable segment’s profit or loss, which are currently required annually, will be mandated for interim periods. The additional disclosures required by ASU 2023-07 apply to entities with a single reportable segment. The amended guidance is effective for fiscal periods beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with retrospective application required. The Company is currently evaluating the impact of this ASU on disclosures within its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disaggregated information about an entity’s effective tax rate reconciliation and additional discloses on income taxes paid. The new requirements are effective for annual periods beginning after December 15, 2024. The guidance is to be applied prospectively, with an option for retrospective application. The Company is currently evaluating the impact of this new guidance on disclosures within its consolidated financial statements.
3. Revenue

Revenue disaggregated by customer concentration is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Clients 1-5	$502,589	$527,345	$1,557,636	$1,615,713
Clients 6-10	321,939	302,407	961,059	868,753
Clients 11-25	453,206	448,428	1,335,324	1,267,750
Other	752,296	776,919	2,386,556	2,301,712
Total	$2,030,030	$2,055,099	$6,240,575	$6,053,928

There was no revenue from individual customers greater than 10% of consolidated revenue in the respective periods.

4. Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities)

Accounts receivables and unbilled revenue are as follows:

	September 30, 2024	December 31, 2023
	(in thousands)
Billed services (accounts receivable)	$1,431,581	$1,821,855
Allowance for credit losses	(35,501)	(31,533)
Accounts receivable (net)	1,396,080	1,790,322
Unbilled services (unbilled revenue)	1,361,198	951,936
Accounts receivable and unbilled revenue, net	$2,757,278	$2,742,258

Unbilled services and unearned revenue or payments on account (contract assets and liabilities) were as follows:

	September 30, 2024	December 31, 2023	$ Change	% Change
	(in thousands, except percentages)
Unbilled services (unbilled revenue)	$1,361,198	$951,936	$409,262	43.0%
Unearned revenue (payments on account)	(1,585,257)	(1,654,507)	69,250	(4.2)%
Net balance	$(224,059)	$(702,571)	$478,512	(68.1)%

Timing may differ between the satisfaction of performance obligations and the invoicing and collection of amounts related to our contracts with customers. We record assets for amounts related to performance obligations that are satisfied but not yet billed and/or collected. These assets are recorded as unbilled services and therefore contract assets rather than accounts receivables when receipt of the consideration is conditional on something other than the passage of time. Liabilities are recorded for amounts that are collected in advance of the satisfaction of performance obligations or billed in advance of the revenue being earned.

Unbilled services/revenue balances arise where invoicing or billing is based on the timing of agreed milestones related to service contracts for clinical research. Contractual billing arrangements in respect of certain reimbursable expenses (principally investigators) require billing by the investigator to the Company prior to billing by the Company to the customer. As there is no contractual right to set-off between unbilled services (contract assets) and unearned revenue (contract liabilities), each are separately presented gross on the Condensed Consolidated Balance Sheet.

Unbilled services as at September 30, 2024 increased by $409.3 million compared to December 31, 2023. Unearned revenue decreased by $69.3 million over the same period resulting in a decrease of $478.5 million in the net balance of unbilled services and unearned revenue or payments on account between December 31, 2023 and September 30, 2024. These fluctuations are primarily due to timing of payments and invoicing related to the Group's clinical trial management contracts. Billings and payments are established by contractual provisions including predetermined payment schedules which may or may not correspond to the timing of the transfer of control of the Company's services under the contract. Unbilled services arise from long-term contracts when a cost-based input method of revenue recognition is applied and revenue recognized exceeds the amount billed to the customer.

As of September 30, 2024, approximately $15.5 billion (September 30, 2023: $14.3 billion) of revenue is expected to be recognized in the future in respect of unsatisfied performance obligations. The Company expects to recognize revenue on approximately 51% of the unsatisfied performance obligations over the next 12 months (September 30, 2023: 51%), with the remainder recognized thereafter over the duration of the customer contracts.

5. Goodwill

	Nine Months Ended	Year Ended
	September 30, 2024	December 31, 2023
	(in thousands)
Opening balance	$9,022,075	$8,971,670
Current period acquisitions	52,985	36,750
Foreign exchange movement	10,387	13,655
Closing balance	$9,085,447	$9,022,075
There were no impairment charges for the nine months ended September 30, 2024 or the year ended December 31, 2023.
HumanFirst Inc.
On January 9, 2024, the Company acquired HumanFirst Inc. ("HumanFirst"), a life sciences technology company in exchange for consideration of $13.3 million. The acquisition of Humanfirst has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'.
The net cash outflow was $7.8 million comprising initial cash payments of $11.8 million, net of cash acquired of $4.0 million. Deferred consideration of $1.5 million remains unpaid as of September 30, 2024.
The purchase price allocation, as of the date of acquisition, was based on a preliminary valuation and may be subject to revision. Preliminarily, the HumanFirst acquisition resulted in the initial recognition of goodwill of $2.7 million and a developed technology intangible asset of $9.9 million. Preliminary goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of HumanFirst.
KCR S.A Group
On August 19, 2024, the Company acquired the KCR S.A Group ("KCR"), a CRO offering full service and functional services partnership ("FSP") clinical trial services, in exchange for consideration of $95.1 million. The acquisition of KCR has been accounted for as a business combination in accordance with ASC 805 'Business Combinations'.
The net cash outflow was $77.8 million comprising initial cash payments of $89.7 million, net of cash acquired of $11.9 million. Deferred consideration of $1.1 million remains unpaid as of September 30, 2024. The fair value of contingent consideration was estimated at the date of acquisition and amounted to $4.3 million.

The purchase price allocation, as of the date of acquisition, was based on a preliminary valuation and may be subject to revision. Preliminarily, the KCR acquisition resulted in the initial recognition of goodwill of $50.3 million and intangible assets of $30.8 million. Preliminary goodwill arising in connection with the acquisition is primarily attributable to the assembled workforce of KCR and the expected synergies of the acquisition.

6. Intangible assets

The carrying amount of Intangible Assets as of September 30, 2024 and December 31, 2023 is as follows:

	September 30, 2024	December 31, 2023
	(in thousands)
Cost
Customer relationships	$4,119,115	$4,090,393
Order backlog	544,546	541,302
Trade names & brands	204,666	204,653
Patient database	170,501	170,366
Technology assets	151,306	141,257
Total cost	5,190,134	5,147,971
Accumulated amortization	(1,584,320)	(1,292,106)
Net book value	$3,605,814	$3,855,865

In the nine months ended September 30, 2024, the amortization expense recognized by the Company was $291.0 million (nine months ended September 30, 2023: $343.9 million and year ended December 31, 2023: $459.9 million). The decrease in amortization in the nine months ended September 30, 2024 is the result of Order Backlog ($500.0 million) and Trade Name ($202.0 million) intangible assets recognized with the PRA merger being fully amortized as of July 1, 2024.

On January 9, 2024, the Company acquired HumanFirst. The acquisition resulted in the recognition of a developed technology intangible asset of $9.9 million. Refer to note 5. Goodwill for further details.

On August 19, 2024, the Company acquired KCR. The acquisition resulted in the preliminary recognition of intangible assets of $30.8 million. The purchase price allocation, as of the date of acquisition, was based on a preliminary valuation and may be subject to revision. Refer to note 5. Goodwill for further details.

The identifiable intangible assets are amortized over their estimated useful lives.

7. Fair value measurements

The Company records certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is described below. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•Level 1 — Quoted prices in active markets for identical assets or liabilities.
•Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
•Level 3 — Unobservable inputs that are supported by little or no market activity. This includes certain pricing models, discounted cash flow methodologies, and similar techniques that use significant unobservable inputs.

The carrying amounts of financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to the short maturities of these instruments.

As of September 30, 2024, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Investments in equity* (b)	$—	$—	$—	$50,220	$50,220
Total assets	$—	$—	$—	$50,220	$50,220
*excludes investments in equity securities recorded at cost of $3.5 million which do not qualify for the NAV practical expedient.

As of December 31, 2023, the fair value of the major classes of the Company's assets and liabilities measured at fair value on a recurring basis were as follows:

	Level 1	Level 2	Level 3	Investments Measured at Net Asset Value	Total
	(in thousands)
Assets:
Available for sale securities (short-term) (a)	$1,954	$—	$—	$—	$1,954
Investments in equity (b)	—	—	—	46,804	46,804
Total assets	$1,954	$—	$—	$46,804	$48,758

Liabilities:
Derivative instruments (c)	—	2,411	—	—	2,411
Total liabilities	$—	$2,411	$—	$—	$2,411

(a) Represents the fair value of highly liquid investments with maturities greater than three months, a minimum "A-" rated fixed term deposit and are based on quoted market prices.

(b) To determine the classification of its investments in equity, the Company considered the nature of its investment, the extent of influence over operating and financial decisions and the availability of readily determinable fair values. The Company determined that certain interests in funds meet the definition of equity securities without readily determinable fair values, which qualify for the Net Asset Value (NAV) practical expedient in ASC 820 'Fair value measurement'. Any increases or decreases in fair value are recognized in net income in the period.

(c) Represents the fair value of the interest rate caps and the interest rate swap.

Non-recurring Fair Value Measurements

Certain assets and liabilities are carried on the accompanying Condensed Consolidated Balance Sheet at cost and are not re-measured to fair value on a recurring basis. These assets include finite-lived intangible assets that are tested for impairment when a triggering event occurs and goodwill that is tested for impairment annually or when a triggering event occurs. As of September 30, 2024, assets carried on the Condensed Consolidated Balance Sheet which are not re-measured to fair value on a recurring basis totaled $12,691.2 million (December 31, 2023: $12,878.0 million) and are identified as Level 3 assets. These assets are comprised of goodwill of $9,085.4 million (December 31, 2023: $9,022.1 million) and net identifiable intangible assets of $3,605.8 million (December 31, 2023: $3,855.9 million).

The estimated fair value of the Company’s debt was $3,538.9 million at September 30, 2024 (December 31, 2023: $3,793.5 million). The fair values of the Senior Secured Credit Facilities, the 2026 Notes and the New Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value, due to the short term duration. Refer to note 10. Bank credit lines, loan facilities and notes for further details on the Company's financing arrangements.

8. Restructuring

In the nine months ended September 30, 2024, a restructuring charge of $45.8 million (September 30, 2023: $45.4 million) was recorded in the Condensed Consolidated Statement of Operations under a restructuring plan adopted following a review of operations.

The restructuring plan reflected a workforce reduction of $31.7 million (September 30, 2023: $34.1 million) and an office consolidation program to optimize the Company's office footprint of $14.1 million (September 30, 2023: $11.3 million), being the impairment of operating right-off-use assets and related property plant and equipment of $12.6 million (September 30, 2023: $8.6 million) and onerous contract costs of $1.5 million (September 30, 2023: $2.7 million).

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Restructuring charges	$—	$—	$45,789	$45,390
Total	$—	$—	$45,789	$45,390

At September 30, 2024, a total liability of $15.0 million (December 31, 2023: $7.0 million) was recorded on the Consolidated Balance Sheet relating to restructuring activities.

	Nine Months Ended	Year Ended
	September 30, 2024	December 31, 2023
	(in thousands)
Opening provision	$6,999	$6,022
Charge during the period*	33,230	36,704
Utilization	(25,246)	(35,727)
Closing provision	$14,983	$6,999

*The charge for the nine months ended September 30, 2024 reflects the workforce reduction of $31.7 million and onerous contract costs of $1.5 million. The charge was recognised during the three months ended June 30, 2024.

The closing provision of $15.0 million (December 31, 2023: $7.0 million) reflects:
(1) $10.8 million (December 31, 2023: $4.0 million) of personnel related liabilities as a result of the workforce reduction; all of which have been classified as short-term within Other Liabilities, and
(2) $4.2 million (December 31, 2023: $3.0 million) of facilities related liabilities of which $1.1 million (December 31, 2023: $1.0 million) is included within Other Liabilities and $3.1 million (December 31, 2023: $2.0 million) is included within Non-Current Other Liabilities.

9. Operating leases
Lease costs recorded under operating leases for three and nine months ended September 30, 2024 and September 30, 2023 were as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Operating lease costs	$12,263	$11,850	$34,713	$37,539
Income from sub-leases	(340)	(284)	(977)	(845)
Net operating lease costs	$11,923	$11,566	$33,736	$36,694

Of the total cost of $11.9 million incurred in the three months ended September 30, 2024 (September 30, 2023: $11.6 million), $10.6 million (September 30, 2023: $8.8 million) is recorded within selling, general and administration costs and $1.3 million (September 30, 2023: $2.8 million) is recorded within direct costs.

Of the total cost of $33.7 million incurred in the nine months ended September 30, 2024 (September 30, 2023: $36.7 million), $28.6 million (September 30, 2023: $28.1 million) is recorded within selling, general and administration costs and $5.1 million (September 30, 2023: $8.6 million) is recorded within direct costs.

During the nine months ended September 30, 2024 and September 30, 2023, costs incurred by the Group related to variable lease payments were de minimis.

Right-of-use assets obtained, in exchange for lease obligations during the three months ended September 30, 2024, totaled $13.3 million (September 30, 2023: $2.1 million). Right-of-use assets obtained, in exchange for lease obligations during the nine months ended September 30, 2024, totaled $59.9 million (September 30, 2023: $24.6 million).

The weighted average remaining lease term and weighted-average discount rate at September 30, 2024 were 6.72 and 3.79%, respectively. The weighted average remaining lease term and weighted-average discount rate at December 31, 2023 were 6.72 years and 3.29%, respectively.

Future minimum lease payments under non-cancelable leases as of September 30, 2024 were as follows:

(in thousands)
Year 1	$44,534
Year 2	39,371
Year 3	32,510
Year 4	24,789
Year 5	18,197
Thereafter	47,063
Total future minimum lease payments	206,464
Lease imputed interest	(22,242)
Total	$184,222

Operating lease liabilities are presented as current and non-current. As at September 30, 2024, operating lease liabilities of $38.5 million have been included in Other liabilities (December 31, 2023: $36.4 million) and $145.7 million have been classified as Non-current Lease Liabilities (December 31, 2023: $126.3 million).

10. Bank credit lines, loan facilities and notes

The Company had the following debt outstanding as of September 30, 2024 and December 31, 2023:

		Interest rate as of		Principal amount
	Maturity Date	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
				(in thousands)
Senior Secured Term Loan	July 2028	6.604%	7.860%	$953,890	$3,251,213
Senior Secured Notes (the "2026 Notes")	July 2026	2.875%	2.875%	500,000	500,000
Senior Secured Revolving Loan	July 2026	—%	6.720%	—	55,000
Senior Secured Notes (the "2027 Notes")*	May 2027	5.809%	—%	750,000	—
Senior Secured Notes (the "2029 Notes")*	May 2029	5.849%	—%	750,000	—
Senior Secured Notes (the "2034 Notes")*	May 2034	6.000%	—%	500,000	—
Total debt				3,453,890	3,806,213
Less current portion of debt				(29,762)	(110,150)
Total long-term debt				3,424,128	3,696,063
Less debt issuance costs and debt discount				(21,760)	(30,624)
Total long-term debt, net				$3,402,368	$3,665,439
*Issued May 8, 2024

As of September 30, 2024, the contractual maturities of the Company's debt obligations were as follows:

Contractual maturities of debt	(in thousands)
2024 (remaining)	$7,441
2025	29,762
2026	529,762
2027	779,762
2028 and thereafter	2,107,163
Total	$3,453,890

The Company's primary financing arrangements are its senior secured credit facilities (the "Senior Secured Credit Facilities"), which consists of a senior secured term loan and a revolving credit facility, the 2026 Notes and the New Notes.

The New Notes

On May 8, 2024, ICON Investments Six Designated Activity Company (the "Issuer"), a wholly-owned subsidiary of ICON plc, issued $2 billion senior secured notes ("the New Notes"). The New Notes were issued in aggregate principal amounts of: $750 million 5.809% Senior Secured Notes due 2027 (the "2027 Notes"), $750 million 5.849% Senior Secured Notes due 2029 (the "2029 Notes") and $500 million 6.000% Senior Secured Notes due 2034 (the "2034 Notes").

The Company paid an underwriting discount of $6.8 million on the New Notes being: 0.250% of the principal amount of the 2027 Notes, 0.350% of the principal amount of the 2029 Notes and 0.450% of the 2034 Notes. Further, the 2034 Notes were issued at a discount of $0.5 million (issued at 99.896% of par).

The proceeds from the issuance were used to repay a portion of the senior secured term loan outstanding under the Senior Secured Credit Facilities and to pay fees, costs and expenses related to the offering.

Interest on the New Notes is payable on May 8 and November 8 of each year, commencing on November 8, 2024. Unless previously redeemed, the 2027 Notes will mature on May 8, 2027, the 2029 Notes will mature on May 8, 2029 and the 2034 Notes will mature on May 8, 2034.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries, in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes. The New Notes are the senior secured obligation of the Issuer and the Guarantors and rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt and senior in right of payment to all of the Issuer's and Guarantors' existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the Guarantors that also secure the Issuer’s and the Guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness.

Senior Secured Credit Facilities

On July 1, 2021, the Company completed the acquisition of PRA Health Sciences, Inc. ("PRA") by means of a merger whereby Indigo Merger Sub, Inc., a Delaware corporation and subsidiary of ICON, merged with and into PRA, the parent of the PRA Health Sciences ("the Merger"). In conjunction with the completion of the Merger, on July 1, 2021, ICON entered into a credit agreement providing for a senior secured term loan facility of $5,515 million and a senior secured revolving loan facility in an initial aggregate principal amount of $300 million (the "Senior Secured Credit Facilities"). On May 2, 2023, the Company agreed with its lenders to increase the aggregate principal amount of the senior secured revolving loan facility from $300 million to $500 million.

Borrowings under the senior secured term loan facility amortize in equal quarterly installments in an amount equal to 1.00% per annum of the principal amount, with the remaining balance due at final maturity. The interest rate margin applicable to borrowings under the senior secured term loan facility is USD Term SOFR and a Term SOFR Adjustment depending on the interest period chosen plus an applicable margin which is dependent on the Company's net leverage ratio. At September 30, 2024, the applicable margin is 2.0% (which reflects the Third Amendment). The senior secured term loan facility is subject to a floor of 0.50%.

Reflecting the Third Amendment, the interest rate margin applicable to borrowings under the revolving loan facility will be, at the option of the borrower, either (i) the applicable base rate plus an applicable margin of 0.45%, 0.10% or –% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+ or BBB- (or higher), respectively, or (ii) Term SOFR plus a Term SOFR Adjustment on the interest period chosen plus an applicable margin of 1.45%, 1.10%, 0.85%, 0.65%, or 0.50% based on the Company’s current corporate family rating assigned by S&P of BB (or lower), BB+, BBB-, BBB or BBB+ (or higher), respectively. In addition, lenders under the revolving loan facility are entitled to commitment fees as a percentage of the applicable margin at the time of drawing and utilization fees dependent on the proportion of the facility drawn.

The Borrowers’ (as defined in the Senior Secured Credit Facility) obligations under the Senior Secured Credit Facilities are guaranteed by ICON and the subsidiary guarantors. The Senior Secured Credit Facilities are secured by a lien on substantially all of ICON’s, the Borrowers’ and each of the subsidiary guarantor’s assets (subject to certain exceptions), and the Senior Secured Credit Facilities will have a first-priority lien on such assets, which will rank pari passu with the lien securing the 2026 Notes and the New Notes subject to other permitted liens. The Company is permitted to make prepayments on the senior secured term loan without penalty.

Principal repayments, comprising mandatory and voluntary repayments, during the nine months ended September 30, 2024 and year ended December 31, 2023 were as follows:

Principal repayments	(in thousands)
Quarter 1, 2023	$(250,000)
Quarter 2, 2023	(150,000)
Quarter 3, 2023	(300,000)
Quarter 4, 2023	(250,000)
Total repayments in 2023	(950,000)
Quarter 1, 2024	(275,000)
Quarter 2, 2024	(2,014,882)
Quarter 3, 2024	(7,441)
Total repayments in 2024	$(2,297,323)

There has been no voluntary repayment made during the quarter. The voluntary repayment made during the nine months ended September 30, 2024 resulted in an accelerated charge associated with previously capitalized fees of $16.9 million (September 30, 2023: $5.9 million).

During the nine months ended September 30, 2024, the Company drew down $243.0 million of the senior secured revolving loan facility and repaid $298.0 million as shown below. As at September 30, 2024, $nil (December 31, 2023: $55 million) was drawn under the senior secured revolving loan facility.

	Drawdown	Repayment	Closing Balance
	(in thousands)
Quarter 1, 2023	$180,000	$(100,000)	$80,000
Quarter 2, 2023	50,000	(80,000)	50,000
Quarter 3, 2023	75,000	(50,000)	75,000
Quarter 4, 2023	65,000	(85,000)	55,000
Total drawdown/(repayments) in 2023	370,000	(315,000)
Quarter 1, 2024	50,000	(55,000)	50,000
Quarter 2, 2024	143,000	(193,000)	—
Quarter 3, 2024	50,000	(50,000)	—
Total drawdown/(repayments) in 2024	$243,000	$(298,000)	$—

2026 Notes

In addition to the Senior Secured Credit Facilities, on July 1, 2021, a subsidiary of the Company issued $500 million in aggregate principal amount of 2.875% senior secured notes (the "2026 Notes") in a private offering (the “Offering”). The 2026 Notes will mature on July 15, 2026.

Fair Value of Debt

The estimated fair value of the Company’s debt was $3,538.9 million at September 30, 2024 (December 31, 2023: $3,793.5 million). The fair values of the Senior Secured Credit Facilities, the 2026 Notes and the New Notes were determined based on Level 2 inputs, which are based on rates at which the debt is traded among financial institutions. The fair value of the senior secured revolving loan facility is recorded as its carrying value due to the short term duration.

11. Derivatives

The Company previously entered into interest rate cap and swap agreements for purposes of managing its exposure to interest rate fluctuations.

On November 29, 2022, the Company entered into two interest rate cap agreements ("2022 Caps") with an initial total notional value of $2,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Caps began accruing on December 30, 2022 and the interest rate caps were due to expire on December 31, 2024. Under the terms of the interest rate caps, the Company had paid a fixed rate of 0.42% and received a variable rate equal to the amount that the three-month SOFR exceeds 4.75%.

On November 29, 2022, the Company entered into an interest rate swap agreement ("2022 Swap") with an initial notional value of $1,101 million to limit its exposure to changes in the variable interest rate on its Senior Secured Credit Facilities. Interest on the 2022 Swap was due to begin accruing on December 31, 2024 and the interest rate swap was due to expire on September 30, 2026. Under the terms of the interest rate swap, the Company would have paid a fixed rate of 3.4% and would have received a variable rate of interest equal to the three-month SOFR on the 2022 Swap.

The 2022 Caps and the 2022 Swap were designated as cash flow hedges. Gains and losses were initially reported as a component of other comprehensive income/loss and subsequently recognized in net income.

During the quarter ended June 30, 2024, the Company’s exposure to interest rate fluctuations significantly reduced with the voluntary and mandatory repayments made of $2,014.9 million of the senior secured term loan facility. Given this reduction and the repricing of the Senior Secured Credit facilities (which occurred during the quarter ended March 31, 2024), the Company closed the 2022 Caps and 2022 Swap agreements.

As at September 30, 2024, 72% of the Company’s outstanding debt is at a fixed interest rate (December 31, 2023: 13%).

As of June 30, 2024, following the closure of the interest rate caps and interest rate swap, the Company derecognized the derivative positions (December 31, 2023: current derivative liability of $1.9 million within Other Liabilities and a non-current derivative liability of $0.5 million within Non-Current Other Liabilities).

During the three months ended September 30, 2024, the Company recognized a loss of $0.2 million (September 30, 2023: $5.0 million gain) within other comprehensive income/loss after a reclassification of $0.2 million gain (September 30, 2023: $0.3 million) from other comprehensive income/loss to the income statement.

During the nine months ended September 30, 2024, the Company recognized a gain of $4.8 million (September 30, 2023: $15.1 million) within other comprehensive income/loss after a reclassification of $13.7 million gain (September 30, 2023: $3.3 million) from other comprehensive income/loss to the income statement.

The fair value of the Company’s derivative financial instruments at December 31, 2023 ($nil at September 30, 2024), on a gross basis, are summarized in the following table:

	December 31, 2023
	Asset	Liability	Notional
	(in thousands)
Interest Rate Caps	$—	$1,871	$1,600,606
Interest Rate Swap	—	540	1,100,606
Total derivatives designated as hedging instruments	$—	$2,411	$2,701,212

12. Income taxes
Income taxes recognized during the three and nine months ended September 30, 2024 and September 30, 2023, comprise:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Income tax expense	$37,437	$18,011	$89,105	$41,913
Total	$37,437	$18,011	$89,105	$41,913

As at September 30, 2024 the Company maintains a $201.4 million liability (December 31, 2023: $187.1 million) for unrecognized tax benefit, which is comprised of $164.2 million (December 31, 2023: $160.0 million) related to items generating unrecognized tax benefits and $37.2 million (December 31, 2023: $27.1 million) for interest and penalties related to such items. The Company recognizes interest accrued on unrecognized tax benefits as an additional income tax expense.

The Company has analyzed the filing positions in all of the significant federal, state and foreign jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The only periods subject to audit by the major tax jurisdictions where the Company does business are the 2015 through 2023 tax years. During such audits, local tax authorities may challenge the positions taken by us in our tax returns.
13. Net income per ordinary share

Basic net income per ordinary share attributable to the Group has been computed by dividing net income available to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net income for any changes in income or loss that would result from the conversion of such potential ordinary shares.

There is no difference in net income used for basic and diluted net income per ordinary share.

The reconciliation of the number of shares used in the computation of basic and diluted net income per ordinary share is as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Weighted average number of ordinary shares outstanding for basic net income per ordinary share	82,831,300	82,215,627	82,716,842	82,001,500
Effect of dilutive share options and other awards outstanding under share based compensation programs	614,527	757,261	588,599	735,573
Weighted average number of ordinary shares outstanding for diluted net income per ordinary share	83,445,827	82,972,888	83,305,441	82,737,073

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Net income per Ordinary Share:
Basic	$2.38	$1.99	$6.43	$4.83
Diluted	$2.36	$1.97	$6.38	$4.79

14. Share-based awards

Share Options

The following table summarizes option activity for the nine months ended September 30, 2024:

	Options Outstanding Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding at December 31, 2023	902,806	$142.96	4.42
Granted	68,380	$325.51
Exercised	(275,805)	$117.37
Forfeited	(17,341)	$239.54
Outstanding at September 30, 2024	678,040	$169.30	4.29
Exercisable at September 30, 2024	461,732	$133.30	3.48

The Company issues ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at September 30, 2024 was 461,732. Fully vested share options at September 30, 2024 have an average remaining contractual term of 3.48 years and an average exercise price of $133.30.

Fair value of Stock Options Assumptions

The weighted average fair value of options granted during the nine months ended September 30, 2024 and September 30, 2023 was calculated using the Black-Scholes option pricing model. The weighted average grant date fair values and assumptions used were as follows:

	Nine Months Ended
	September 30, 2024	September 30, 2023
Weighted average grant date fair value	$115.76	$85.12
Assumptions:
Expected volatility	36%	33%
Dividend yield	—%	—%
Risk-free interest rate	4.20%	4.18%
Expected life	4.3 years	5 years

Expected volatility is based on the historical volatility of our common stock over a period equal to the expected term of the options; the expected life represents the weighted average period of time that options granted are expected to be outstanding given consideration to vesting schedules and our historical experience of past vesting and termination patterns. The risk-free rate is based on the U.S. government zero-coupon bonds yield curve in effect at time of the grant for periods corresponding with the expected life of the option.

Restricted Share Units and Performance Share Units

On April 23, 2013, the Company adopted the 2013 Employees Restricted Share Unit and Performance Share Unit Plan (the "2013 RSU Plan") pursuant to which the Compensation and Organization Committee of the Company's Board of Directors may select any employee, or any Director holding a salaried office or employment with the Company, or a subsidiary to receive an award under the plan. On May 11, 2015, the 2013 RSU Plan was amended and restated in order to increase the number of shares that can be issued under the 2013 RSU Plan by 2.5 million shares. The shares are awarded at par value and vest over a service period. Awards under the 2013 RSU Plan may be settled in cash or shares at the option of the Company. No awards may be granted under the 2013 RSU Plan after May 11, 2025.

On April 30, 2019, the Company approved the 2019 Consultants and Directors Restricted Share Unit Plan (the “2019 Consultants RSU Plan”), which was effective as of May 16, 2019, pursuant to which the Compensation and Organization Committee of the Company’s Board of Directors may select any consultant, adviser or non-executive Director retained by the Company, or a subsidiary to receive an award under the plan. 250,000 ordinary shares have been reserved for issuance under the 2019 Consultants RSU Plan. The awards are at par value and vest over a service period. Awards granted to non-executive directors vest over twelve months. No awards may be granted under the 2019 Consultants RSU Plan after May 16, 2029.

    The Company has awarded RSUs and PSUs to certain key individuals of the Group. The following table summarizes RSU and PSU activity for the nine months ended September 30, 2024:

	PSU Outstanding Number of Shares	PSU Weighted Average Grant Date Fair Value	RSU Outstanding Number of Shares	RSU Weighted Average Grant Date Fair Value
Outstanding at December 31, 2023	105,256	$226.29	621,011	$218.27
Granted	48,626	$325.51	245,750	$318.49
Shares vested	(9,975)	$177.38	(115,570)	$221.85
Forfeited	(94,178)	$262.66	(62,360)	$233.79
Outstanding at September 30, 2024	49,729	$264.25	688,831	$251.87

The fair value of PSUs vested for the nine months ended September 30, 2024 totaled $1.8 million (2023: $7.5 million).

The fair value of RSUs vested for the nine months ended September 30, 2024 totaled $25.6 million (2023: $33.3 million).

The PSUs vest based on service and specified EPS targets over the periods 2022 - 2024, 2023 - 2025 and 2024 - 2026. Depending on the amount of EPS from 2022 to 2026, up to an additional 96,105 PSUs may also be granted.

Stock compensation expense

Stock compensation expense for the three and nine months ended September 30, 2024 and September 30, 2023 has been allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Direct costs	$7,745	$6,637	$21,765	$18,725
Selling, general and administrative	5,293	9,828	19,418	29,097
Total	$13,038	$16,465	$41,183	$47,822

15. Share capital

The Company can acquire up to 10% of its outstanding ordinary shares (by way of redemption), in accordance with Irish law and the Company’s constitutional documents through open market share acquisitions.

On February 20, 2024, the Company's Board of Directors authorized a new buyback program of up to $500 million of the outstanding ordinary shares of the Company. All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the share buyback program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

During the nine months ended September 30, 2024, 337,070 shares were redeemed by the Company under this buyback program for a total consideration of $100.0 million.

On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company. Along with unutilized amounts under the authorization of February 20, 2024, this permits the Company to repurchase up to $650.0 million worth of ordinary shares.
16. Business Segment and Geographical Information

The Company is a CRO providing outsourced services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. It specializes in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. The Company has the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and has the operational flexibility to provide development services on a stand-alone basis or as part of an integrated "full-service" solution. The Company has expanded through internal growth, together with a number of strategic acquisitions to enhance its expertise and capabilities in certain areas of the clinical development process.

The Company determines and presents operating segments based on the information that is internally provided to the chief operating decision maker, the (‘CODM’) in accordance with ASC 280, Segment Reporting. The Company determined that the CODM was comprised of the Chief Executive Officer and the Chief Financial Officer.

The Company operates as one reportable segment, which is the provision of outsourced development services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations.

Revenues are allocated to individual entities based on where the work is performed in accordance with the Company's global transfer pricing model. Revenues and income from operations in Ireland are a function of our global contracting model and the Group’s transfer pricing model.

ICON Ireland acts as the Group entrepreneur under the Company’s global transfer pricing model given its role in the development and management of the Group, its ownership of key intellectual property and customer relationships, its key role in the mitigation of risks faced by the Group and its responsibility for maintaining the Company’s global network. ICON Ireland enters into the majority of the Company’s customer contracts.

ICON Ireland remunerates other operating entities in the Group on the basis of an arm’s length return for the services they perform in each of their local territories. The arm’s length return for each ICON entity is established to ensure that each of ICON Ireland and the ICON entities that are involved in the conduct of services for customers, earn an appropriate return having regard to the assets owned, risks borne, and functions performed by each entity from these intercompany transactions. The arm’s length return is reviewed annually to ensure that it is market appropriate.

The geographic split of revenue disclosed for each region outside Ireland is the arm’s length revenue attributable to these entities. The residual revenues of the Group, once each ICON entity has been paid its respective intercompany service fee, generally fall to be retained by ICON Ireland. As such, revenues and income from operations in Ireland are a function of this global transfer pricing model and comprise revenues of the Group after deducting the arm’s length revenues attributable to the activities performed outside Ireland.

The geographical distribution of the Company’s segment measures for the three and nine months ended September 30, 2024 and September 30, 2023 and as at September 30, 2024 and December 31, 2023 is as follows:

a) The distribution of revenue by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Ireland	$615,957	$596,337	$1,971,502	$1,701,580
Rest of Europe	420,605	384,720	1,195,033	1,172,752
U.S.	755,100	831,789	2,356,954	2,524,212
Rest of World	238,368	242,253	717,086	655,384
Total	$2,030,030	$2,055,099	$6,240,575	$6,053,928

b) The distribution of income from operations by geographical area was as follows:

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
	(in thousands)
Ireland *	$155,265	$121,343	$400,377	$298,567
Rest of Europe	54,733	56,705	147,873	138,959
U.S.	58,243	70,013	197,798	213,846
Rest of World	17,193	16,250	54,740	39,212
Total	$285,434	$264,311	$800,788	$690,584
* Includes the full amount of the amortization charge associated with the intangible asset acquired in the Merger.

c) The distribution of long-lived assets (property, plant and equipment and operating right-of-use assets), net, by geographical area was as follows:

	September 30, 2024	December 31, 2023
	(in thousands)
Ireland	$221,160	$199,051
Rest of Europe	93,956	94,046
U.S.	147,175	159,245
Rest of World	60,390	49,175
Total	$522,681	$501,517

17. Subsequent events

The Company has evaluated subsequent events from the Balance Sheet date through to the date at which the financial statements were available to be issued.

On October 22, 2024, the Company's Board of Directors authorized an additional buyback program of up to $250.0 million of the outstanding ordinary shares of the Company. Along with unutilized amounts under the authorization of February 20, 2024, this permits the Company to repurchase up to $650.0 million worth of ordinary shares.

All ordinary shares that are redeemed under the buyback program will be canceled in accordance with the constitutional documents of the Company and the nominal value of these shares transferred to an undenominated capital fund as required under Irish Company law. Repurchases under the share buyback program may be effected from time to time in open market or privately negotiated transactions in accordance with agreed terms and limitations. The timing and amount of the repurchase transactions under this program will depend on a variety of factors, including market conditions and corporate and regulatory considerations. Depending upon results of operations, market conditions and the development of the economy, as well as other factors, generally we will consider share repurchases on an opportunistic basis from time to time.

The Company has determined that there are no other items to disclose.

ICON plc

Management’s discussion and analysis of financial condition and results of operations

The following discussion and analysis should be read in conjunction with the unaudited condensed consolidated financial statements and accompanying notes included elsewhere herein and the consolidated financial statements and related notes thereto included in our Form 20-F for the year ended December 31, 2023. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Overview

We are a CRO providing outsourced development services on a global basis to pharmaceutical, biotechnology, medical device and government and public health organizations. We specialize in the strategic development, management and analysis of programs that support all stages of the clinical development process - from compound selection to Phase I-IV clinical studies. Our vision is to be the healthcare intelligence partner of choice by delivering industry leading solutions and best in class performance in clinical development.

We believe that we are one of a select group of CROs with the expertise and capability to conduct clinical trials in the major therapeutic areas on a global basis and have the operational flexibility to provide development services on a stand-alone basis or as part of an integrated “full service” solution. At September 30, 2024, we employed approximately 42,250 employees in 106 locations in 55 countries. During the three months ended September 30, 2024 we derived 37.2%, 51.1% and 11.7% of our revenue in the United States, Europe and Rest of World respectively (during the period ended September 30, 2023: 40.5%, 47.7% and 11.8% respectively).

Revenue consists of fees earned under contracts with third-party clients. In most cases, a portion of the contract fee is paid at the time the study or trial is started, with the balance of the contract fee generally payable in installments over the study or trial duration, based on the delivery of certain performance targets or milestones. Revenue from long term contracts is recognized on a proportional performance method based on the relationship between cost incurred and the total estimated costs of the trial or on a fee-for-service basis according to the particular circumstances of the contract. As is customary in the CRO industry, we contract with third party investigators in connection with clinical trials. Investigator costs and certain other third party costs are included in our assessment of progress towards completion and costs incurred in measuring revenue. Where these costs are reimbursed by clients, they are included in the total contract value recognized over time, based on our assessment of progress towards completion.

As the nature of our business involves the management of projects, the majority of which have a duration of one to four years, the commencement or completion of projects in a fiscal year can have a material impact on revenues earned with the relevant clients in such years. In addition, as we typically work with some, but not all, divisions of a client, fluctuations in the number and status of available projects within such divisions can also have a material impact on revenues earned from clients from year to year.

Termination or delay in the performance of an individual contract may occur for various reasons, including, but not limited to, unexpected or undesired results, production problems resulting in shortages of the drug, adverse patient reactions to the drug, the client’s decision to de-emphasize a particular trial or inadequate patient enrollment or investigator recruitment. In the event of termination, the Company is usually entitled to all sums owed for work performed through the notice of termination and certain costs associated with the termination of the study. In addition, contracts generally contain provisions for renegotiation in the event of changes in the scope, nature, duration, or volume of services of the contract.

Our unsatisfied performance obligation comprises our assessment of contracted revenue yet to be earned from projects awarded by clients. At September 30, 2024 we had unsatisfied performance obligations of approximately $15.5 billion (see note 4 - Accounts receivable, unbilled revenue (contract assets) and unearned revenue or payments on account (contract liabilities) for further details). We believe that our unsatisfied performance obligations as of any date is not necessarily a meaningful predictor of future results, due to the potential for cancellation or delay of the projects included in the unsatisfied performance obligation, and no assurances can be given on the extent to which we will be able to realize the unsatisfied performance obligation.

Although we are domiciled in Ireland, we report our results in U.S. dollars. As a consequence, the results of our non-U.S. based operations, when translated into U.S. dollars, could be materially affected by fluctuations in exchange rates between the U.S. dollar and the currencies of those operations.

In addition to translation exposures, we are also subject to transaction exposures where the currency in which contracts are priced can be different from the currencies in which costs relating to those contracts are incurred. Our operations in the United States are not materially exposed to such currency differences as the majority of our revenues and costs are in U.S. dollars. However, outside of the United States the multinational nature of our activities means that contracts are usually priced in a single currency, most often U.S. dollars or euro, while costs arise in a number of currencies, depending, among other things, on which of our offices provide staff for the contract and the location of investigator sites. Although many such contracts benefit from some degree of natural hedging, due to the matching of contract revenues and costs in the same currency, where costs are incurred in currencies other than those in which contracts are priced, fluctuations in the relative value of those currencies could have a material effect on our results of operations. We regularly review our currency exposures.

As we conduct operations on a global basis, our effective tax rate has depended, and will depend, on the geographic distribution of our revenue and earnings among locations with varying tax rates. Our results therefore may be affected by changes in the tax rates of the various jurisdictions. In particular, as the geographic mix of our results of operations among various tax jurisdictions changes, our effective tax rate may vary significantly from period to period.

Operating Results

The following tables sets forth for the periods indicated certain financial data as a percentage of revenue and the percentage change in these items compared to the prior comparable period. The trends illustrated in the following table may not be indicative of future results.

Three Months Ended September 30, 2024

	Three Months Ended September 30,
	2024	2023	2023 to 2024
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	(1.2)%

Costs and expenses:
Direct costs	70.9%	70.5%	(0.7)%
Selling, general and administrative	10.1%	9.0%	10.8%
Depreciation	1.7%	1.5%	11.3%
Amortization	2.9%	5.6%	(49.4)%
Transaction and integration related	0.3%	0.5%	(24.7)%
Income from operations	14.1%	12.9%	8.0%

Nine Months Ended September 30, 2024

	Nine Months Ended September 30,
	2024	2023	2023 to 2024
	Percentage of Revenue		Percentage Increase/ (Decrease)
Revenue	100.0%	100.0%	3.1%

Costs and expenses:
Direct costs	70.6%	70.6%	3.0%
Selling, general and administrative	9.2%	9.5%	0.7%
Depreciation	1.6%	1.5%	9.2%
Amortization	4.7%	5.7%	(15.4)%
Transaction and integration related	0.3%	0.6%	(37.2)%
Restructuring	0.8%	0.7%	0.9%
Income from operations	12.8%	11.4%	16.0%

Revenue

	Three Months Ended September 30,		Change
(in thousands)	2024	2023	$	%
Revenue	$2,030,030	$2,055,099	$(25,069)	(1.2)%

Revenue for the three months ended September 30, 2024 decreased by $25.1 million, or 1.2%, to $2,030.0 million, compared to $2,055.1 million for the three months ended September 30, 2023. Revenue decreased by 1.0% in constant currency terms.

During the three months ended September 30, 2024, we derived 37.2%, 51.1% and 11.7% of our revenue in the United States, Europe and Rest of World respectively. Revenues from our top five customers amounted to $502.6 million in the three months ended September 30, 2024, compared to $527.3 million for the three months ended September 30, 2023 or 24.8% and 25.7% respectively. New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $19.7 million for the three months ended September 30, 2024, to $616.0 million, compared to $596.3 million for the three months ended September 30, 2023. Revenue in Ireland during the period ended September 30, 2024 increased by 3.3% compared to an overall decrease in Group revenue of 1.2%. Revenue in Ireland is principally a function of our global contracting model (see note 16. Business Segment and Geographical Information for further details).

Revenue in our Rest of Europe region increased by $35.9 million or 9.3%, to $420.6 million, compared to $384.7 million for the three months ended September 30, 2023. Revenue in the U.S. region decreased by $76.7 million or 9.2%, to $755.1 million, compared to $831.8 million for the three months ended September 30, 2023. Revenue in the Rest of World ('Other') region decreased by $3.9 million or 1.6%, to $238.4 million, compared to $242.3 million for the three months ended September 30, 2023.

	Nine Months Ended September 30,		Change
(in thousands)	2024	2023	$	%
Revenue	$6,240,575	6,053,928	$186,647	3.1%

Revenue for the nine months ended September 30, 2024 increased by $186.6 million, or 3.1%, to $6,240.6 million, compared to $6,053.9 million for the nine months ended September 30, 2023. Revenue increased by 3.2% in constant currency terms. The increase in revenue for the nine months ended September 30, 2024 is due to continued organic growth across the Company's markets.

During the nine months ended September 30, 2024 we derived approximately 37.8%, 50.7% and 11.5% of our revenue in the United States, Europe and Rest of World, respectively. During the nine months ended September 30, 2024, $1,557.6 million or 25.0% of our revenues were derived from our top 5 customers (nine months ended September 30, 2023: $1,615.7 million or 26.7%), $2,518.7 million or 40.4% of our revenues were derived from our top 10 customers (nine months ended September 30, 2023: $2,484.5 million or 41.0%) and $3,854.0 million or 61.8% of our revenues were derived from our top 25 customers (nine months ended September 30, 2023: $3,752.2 million or 62.0%). New customer accounts are continually added across the full portfolio of large pharma customers, mid-tier pharma customers and biotech customers.

Revenue in Ireland increased by $269.9 million for the nine months ended September 30, 2024, to $1,971.5 million, compared to $1,701.6 million for the nine months ended September 30, 2023. Revenue in Ireland for the nine months ended September 30, 2024 increased by 15.9% compared to an overall increase in Group revenue of 3.1%. Revenue in Ireland is principally a function of the Company’s global transfer pricing model (see note 16. Business Segment and Geographical information for further details).

Revenue in the Rest of Europe region for the nine months ended September 30, 2024 increased by $22.2 million or 1.9% to $1,195.0 million compared to $1,172.8 million for the nine months ended September 30, 2023. Revenue in the U.S. region decreased by $167.2 million or 6.6% to $2,357.0 million compared to $2,524.2 million for the nine months ended September 30, 2023. Revenue in the Rest of World region increased by $61.7 million or 9.4% to $717.1 million compared to $655.4 million for the nine months ended September 30, 2023.

Direct costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2024	2023	Change	2024	2023	Change
Direct costs	$1,438,616	$1,449,136	$(10,520)	$4,403,583	$4,274,222	$129,361
% of revenue	70.9%	70.5%	(0.7)%	70.6%	70.6%	3.0%

Direct costs for the three months ended September 30, 2024 decreased by $10.5 million, or 0.7%, to $1,438.6 million compared to $1,449.1 million for the three months ended September 30, 2023. Direct costs consist primarily of investigator and other reimbursable costs, compensation, associated fringe benefits and share based compensation expense for project-related employees and other direct project driven costs. The decrease in direct costs arose due to a decrease in personnel related costs and other direct project driven costs partially offset by increases in third party investigator/other reimbursable costs, laboratories and travel. As a percentage of revenue, direct costs have increased to 70.9% of revenue during the three months ended September 30, 2024 compared to 70.5% for the three months ended September 30, 2023.

Direct costs for the nine months ended September 30, 2024 increased by $129.4 million, or 3.0%, to $4,403.6 million compared to $4,274.2 million for the nine months ended September 30, 2023. The increase in direct costs arose due to an increase in personnel related costs, third party investigator/other reimbursable costs, laboratories, travel, and other direct project driven costs. As a percentage of revenue, direct costs were 70.6% during the nine months ended September 30, 2024, in line with 70.6% for the nine months ended September 30, 2023.

Selling, general and administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2024	2023	Change	2024	2023	Change
Selling, general and administrative	$205,095	$185,187	$19,908	$576,903	$572,999	$3,904
% of revenue	10.1%	9.0%	10.8%	9.2%	9.5%	0.7%

Selling, general and administrative expenses for the three months ended September 30, 2024 increased by $19.9 million, or 10.8%, to $205.1 million, compared to $185.2 million for the three months ended September 30, 2023. Selling, general and administrative expenses comprise primarily of compensation, related fringe benefits and routine share based compensation expense for non-project-related employees, recruitment expenditure, professional service costs, advertising costs and all costs related to facilities and information systems. As a percentage of revenue, selling, general and administrative expenses increased to 10.1% during the three months ended September 30, 2024, compared to 9.0% of revenue for the three months ended September 30, 2023. The movement in selling, general and administrative expenses primarily relates to an increase in general overhead costs, adverse unrealized foreign exchange movements ($24.0 million), and professional costs, offset by decreases in personnel costs, facilities costs, and marketing costs.

Selling, general and administrative expenses for the nine months ended September 30, 2024 increased by $3.9 million, or 0.7%, to $576.9 million compared to $573.0 million for the nine months ended September 30, 2023. As a percentage of revenue, selling, general and administrative expenses have decreased to 9.2% compared to 9.5% for the nine months ended September 30, 2023. The movement in selling, general and administrative expenses primarily relates to an increase in facilities costs, adverse unrealized foreign exchange movements ($14.5 million), marketing costs, general overhead costs and professional costs offset by decreases in personnel costs.

Depreciation and amortization

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2024	2023	Change	2024	2023	Change
Depreciation	$35,003	$31,459	$3,544	$100,832	$92,349	$8,483
% of revenue	1.7%	1.5%	11.3%	1.6%	1.5%	9.2%
Amortization	$58,026	$114,573	$(56,547)	$291,013	$343,868	$(52,855)
% of revenue	2.9%	5.6%	(49.4)%	4.7%	5.7%	(15.4)%

The depreciation expense for the three months ended September 30, 2024 increased by $3.5 million, or 11.3%, to $35.0 million compared to $31.5 million for the three months ended September 30, 2023. The depreciation charge reflects investments in facilities, information systems and equipment. As a percentage of revenue, the depreciation expense increased to 1.7% of revenues, for the three months ended September 30, 2024 compared to 1.5% for the three months ended September 30, 2023. The depreciation expense for the nine months ended September 30, 2024 increased by $8.5 million, or 9.2%, to $100.8 million compared to $92.3 million for the nine months ended September 30, 2023. As a percentage of revenue the depreciation expense was 1.6%, which increased from 1.5% for the nine months ended September 30, 2023. The depreciation charge has increased mainly due to additional investment in technology assets.

Amortization expense for the three months ended September 30, 2024 decreased by $56.5 million, or 49.4%, to $58.0 million compared to $114.6 million for the three months ended September 30, 2023. The amortization expense represents the amortization of intangible assets acquired in business combinations. As a percentage of revenue, the amortization expense decreased to 2.9% for the three months ended September 30, 2024, compared to 5.6% for the three months ended September 30, 2023. The amortization expense for the nine months ended September 30, 2024 decreased by $52.9 million, or 15.4%, to $291.0 million compared to $343.9 million for the nine months ended September 30, 2023. As a percentage of revenue, the amortization expense was 4.7%, which decreased from 5.7% for the nine months ended September 30, 2023. The decrease in amortization charge reflects the end of the useful life of certain intangible assets (Order Backlog and Trade Name) being reached during the quarter. These assets were acquired on completion of the merger with PRA on July 1, 2021.

Restructuring, transaction and integration related expenses

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2024	2023	Change	2024	2023	Change
Transaction and integration related	$7,856	$10,433	$(2,577)	$21,667	$34,516	$(12,849)
% of revenue	0.3%	0.5%	(24.7)%	0.3%	0.6%	(37.2)%
Restructuring	$—	$—	$—	$45,789	$45,390	$399
% of revenue	—%	—%	—%	0.8%	0.7%	0.9%

During the three and nine months ended September 30, 2024, the Company incurred $7.9 million and $21.7 million, respectively, for transaction and integration-related expenses. The charge includes costs associated with ongoing integration activities related to our recent acquisitions. Such costs include professional fees, legal costs and related integration costs.

During the nine months ended September 30, 2024 the Company has undertaken a restructuring program aimed at realigning its workforce as well as reviewing its global office footprint and optimizing its locations to best fit the requirements of the Company. This program has resulted in a restructuring charge of $45.8 million. The restructuring plan reflected a workforce reduction of $31.7 million and an office consolidation program to optimize the Company's office footprint of $14.1 million.

Income from operations

	Three Months Ended September 30,
(in thousands)	2024	2023	Change
Income from operations	$285,434	$264,311	$21,123
% of revenue	14.1%	12.9%	8.0%
Income from operations increased by $21.1 million or 8.0% to $285.4 million compared to $264.3 million for the three months ended September 30, 2023. As a percentage of revenue, income from operations increased to 14.1% compared to 12.9% of revenue for the three months ended September 30, 2023.

Income from operations in Ireland increased to $155.3 million compared to $121.3 million for three months ended September 30, 2023.

In the Rest of Europe region, income from operations decreased to $54.7 million compared to $56.7 million for the three months ended September 30, 2023. As a percentage of revenues, income from operations in the Rest of Europe region decreased to 13.0% compared to 14.7% for the period ended September 30, 2023.

In the U.S. region, income from operations decreased to $58.2 million compared to $70.0 million for the period ended September 30, 2023. As a percentage of revenues in the U.S. region, income from operations in the U.S. region decreased to 7.7% compared to 8.4% for the period ended September 30, 2023.

In other regions, income from operations increased to $17.2 million compared to $16.3 million for the period ended September 30, 2023. As percentage of revenue, income from operations in the other regions increased to 7.2% compared to 6.7% for the period ended September 30, 2023.

	Nine Months Ended September 30,
(in thousands)	2024	2023	Change
Income from operations	$800,788	$690,584	$110,204
% of revenue	12.8%	11.4%	16.0%

Income from operations for the nine months ended September 30, 2024 increased by $110.2 million or 16.0% to $800.8 million compared to $690.6 million for the nine months ended September 30, 2023. As a percentage of revenue, income from operations increased to 12.8% compared to 11.4% of revenue for the nine months ended September 30, 2023.

Income from operations in Ireland increased to $400.4 million compared to $298.6 million for the nine months ended September 30, 2023. Income from operations in Ireland and other geographic regions are reflective of the Company’s global transfer pricing model.

In the Rest of Europe region, income from operations increased to $147.9 million compared to $139.0 million for the nine months ended September 30, 2023. As a percentage of revenues in the Rest of Europe region, income from operations in the Rest of Europe region increased to 12.4% compared to 11.8% for the nine months ended September 30, 2023.

In the U.S. region, income from operations decreased to $197.8 million compared to $213.8 million, for the nine months ended September 30, 2023. As a percentage of revenues in the US region, income from operations in the U.S. region decreased to 8.4% compared to 8.5% for the nine months ended September 30, 2023.

In other regions, income from operations increased to $54.7 million compared to $39.2 million for the nine months ended September 30, 2023. As percentage of revenues in other regions, income from operations in other regions increased to 7.6% compared to 6.0% for the nine months ended September 30, 2023.

Interest income and expense

	Three Months Ended September 30,		Change		Nine Months Ended September 30,		Change
(in thousands)	2024	2023	$	%	2024	2023	$	%
Interest income	$2,434	$1,273	$1,161	91.2%	$5,601	$3,294	$2,307	70.0%
Interest expense	$(53,303)	$(83,908)	$30,605	(36.5)%	$(185,808)	$(255,665)	$69,857	(27.3)%

Interest expense for the three months ended September 30, 2024 decreased to $53.3 million, compared to $83.9 million for the three months ended September 30, 2023. The decrease in the period reflects significant repayments of the Company's loan facilities in 2023 and 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, the impact of reduced interest rates on the New Notes issued in May 2024 and the closure of the 2022 Swap and 2022 Caps. Interest income for the three months ended September 30, 2024 increased to $2.4 million compared to $1.3 million for the three months ended September 30, 2023.

Interest expense for the nine months ended September 30, 2024 decreased to $185.8 million, compared to $255.7 million for the nine months ended September 30, 2023. The decrease in the period reflects significant repayments of the Company's loan facilities in 2023 and in the nine months to September 30, 2024, the repricing of the senior secured term loan facility and senior secured revolving credit facility in March 2024, the impact of reduced interest rates on the New Notes issued in May 2024 and the closure of the 2022 Swap and 2022 Caps. Interest income for the nine months ended September 30, 2024 increased to $5.6 million, compared to $3.3 million for the nine months ended September 30, 2023.

Income tax expense

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
(in thousands)	2024	2023		2024	2023
Income tax expense	$37,437	$18,011	$19,426	$89,105	$41,913	$47,192
Effective income tax rate	16.0%	9.9%	107.9%	14.4%	9.6%	112.6%

Income tax expense increased to a $37.4 million charge compared to a $18.0 million charge for the three months ended September 30, 2023. The Company’s effective tax rate for the three months ended September 30, 2024 was 16.0% compared with 9.9% for the three months ended September 30, 2023 primarily due to changes in various tax laws.

Income tax expense increased to a $89.1 million charge compared to a $41.9 million charge for the nine months ended September 30, 2023. The Company’s effective tax rate for the nine months ended September 30, 2024 was 14.4% compared with 9.6% for the nine months ended September 30, 2023 primarily due to changes in various tax laws.

With the exception of the foregoing, the Company’s effective tax rate remains principally a function of the distribution of pre-tax profits amongst the territories in which it operates.

Liquidity and capital resources

The CRO industry is generally not capital intensive. The Company’s principal operating cash needs are payment of salaries, office rents, travel expenditures and payments to investigators. Investing activities primarily reflect capital expenditures for facilities and information systems enhancements, the purchase and sale of short term investments and acquisitions. Financing activities primarily reflects the servicing of the Company's external debt and transactions pertaining to its ordinary shares.

Our clinical research and development contracts are generally fixed price with some variable components and range in duration from a few weeks to several years. Revenue from contracts is generally recognized as income on the basis of the relationship between time incurred and the total estimated contract duration or on a fee-for-service basis. The cash flow from contracts typically consists of a down payment at the time the contract is entered into, with the balance paid in installments over the contract's duration, in some cases on the achievement of certain milestones. Therefore, cash receipts do not correspond to costs incurred and revenue recognized on contracts.

Cash and cash equivalents and net borrowings

	Balance December 31, 2023	(Drawn Down)/repaid	Net cash inflow/ (outflow)	Other non- cash adjustments	Effect of exchange rates	Balance September 30, 2024
	(in thousands)
Cash and cash equivalents	$378,102	$—	$317,204	$—	$201	$695,507
Senior Secured Credit Facilities, New Notes & 2026 Notes	(3,775,589)	352,843	12,678	(22,062)	—	(3,432,130)
Net cash and cash equivalents and borrowings	$(3,397,487)	$352,843	$329,882	$(22,062)	$201	$(2,736,623)

The Company’s cash and cash equivalents at September 30, 2024 amounted to $695.5 million compared with $378.1 million at December 31, 2023.

Refer to note 10. Bank credit lines, loan facilities and notes for details on the Company's outstanding debt. Refer to note 9. Operating Leases for further details on the Company's contractual liabilities for lease arrangements.

Cash flows

Net cash from operating activities

Net cash provided by operating activities increased by $227.4 million to $948.3 million for the nine months ended September 30, 2024 as compared to net cash provided by operating activities of $720.9 million for the nine months ended September 30, 2023. The increase in net cash provided by operating activities of $227.4 million is primarily due to an increase in underlying operating activity.

The change in working capital is primarily attributable to a decrease in accounts receivable of $491.9 million, an increase in unbilled revenue of $437.9 million and a decrease in unearned revenue of $231.2 million. These changes result from differences in timing of revenue recognition, cash collection and billing on clinical trials. The number of days’ revenue outstanding at September 30, 2024 was 52 days (June 30, 2024: 51 days, March 31, 2024: 49 days, December 31, 2023: 47 days, September 30, 2023: 49 days, June 30, 2023: 52 days). A decrease in the number of days’ revenue outstanding during a period will result in cash inflows to the Company while an increase in days revenue outstanding will lead to cash outflows.

Cash generated from working capital and days’ revenue outstanding may be positively or negatively impacted by, amongst others, the scheduling of contractual milestones over a study or trial duration, the achievement of a particular milestone during the period, the timing of receipt of invoices from third parties for reimbursable costs and the timing of cash receipts from customers. Contract fees are generally payable in installments based on the achievement of certain performance targets or “milestones” (e.g. target patient enrollment rates, clinical testing sites initiated or case report forms completed), such milestones being specific to the terms of each individual contract, while revenues on contracts are recognized as contractual obligations are performed. Further, credit terms negotiated between the Company and its customers also impacts cash inflows and days' revenue outstanding.

Net cash used in investing activities

Net cash used in investing activities was $197.9 million for the nine months ended September 30, 2024 compared to net cash used in investing activities of $104.2 million for the nine months ended September 30, 2023. Net cash used in investing activities during the nine months ended September 30, 2024 was primarily related to cash outflows of $106.8 million for capital expenditures made mainly relating to investment in facilities and IT infrastructure, $85.6 million in relation to the acquisitions of HumanFirst and KCR Group and $7.5 million in relation to investments in equity.

Net cash used in financing activities

Net cash used in financing activities during the nine months ended September 30, 2024 amounted to $433.2 million compared to net cash used in financing activities of $588.5 million for the nine months ended September 30, 2023. During the nine months ended September 30, 2024, the Company made a net repayment of $352.8 million on external financing (See the Condensed Consolidated Statements of Cash Flows for further details). In addition, see note 10. Bank credit lines, loan facilities and notes section within this document for further details on the New Notes issued in May 2024 and the use of proceeds. Further, the Company repurchased 337,070 ordinary shares for a total consideration of $100.0 million. These outflows were offset by $32.4 million received by the Company from the exercise of equity compensation.

Net cash inflow

As a result of these cash flows, cash and cash equivalents increased by $317.4 million for the nine months ended September 30, 2024 compared to an increase of $24.3 million for the nine months ended September 30, 2023.

Summarized financial information of issuers and guarantors

In connection with the offering of the New Notes by one of our subsidiaries, ICON Investments Six Designated Activity Company (the "Issuer"), disclosures required by Rule 13-01 (a)(1) through (3) of Regulation S-X are provided below.

The New Notes are guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in the United States, Ireland and the Grand Duchy of Luxembourg (“Luxembourg”), in each case that guarantee the obligations under our Senior Secured Credit Facilities and the 2026 Notes (the “Subsidiary Guarantors” and, collectively with ICON, the “Guarantors”).

The New Notes are the senior secured obligations of the Issuer and the Guarantors and the New Notes rank equally in right of payment to all of the Issuer’s and Guarantors’ existing and future senior debt (including the Senior Secured Credit Facilities and the 2026 Notes) and senior in right of payment to all of the Issuer’s and Guarantors’ existing and future subordinated debt. The New Notes and the guarantees are secured on a first-lien basis by substantially all of the existing and future assets of the Issuer and the guarantors that also secure the Issuer’s and the guarantors’ obligations under the Senior Secured Credit Facilities and the 2026 Notes on a pari passu basis, subject to permitted liens, and the liens on the collateral securing the New Notes (the “Collateral”) rank equally in priority with the liens on the collateral securing borrowings and guarantees under the Senior Secured Credit Facilities, the 2026 Notes and any other future pari passu first lien indebtedness. The New Notes and the guarantees are effectively senior to any of the Issuer’s and the guarantors’ existing and future unsecured indebtedness to the extent of the value of the assets securing the New Notes and the guarantees. The New Notes and the guarantees are structurally subordinated to all existing and future indebtedness and other liabilities of ICON’s subsidiaries that will not guarantee the New Notes, which includes all of ICON’s subsidiaries organized outside the United States, Ireland and Luxembourg and any other subsidiaries that do not guarantee the Senior Secured Credit Facilities or the 2026 Notes.

The New Notes are, jointly and severally, unconditionally, guaranteed on a senior secured basis by ICON and its existing and future wholly owned subsidiaries organized in a covered jurisdiction that guarantee the obligations under the Senior Secured Credit Facilities and the 2026 Notes. The obligations of each Guarantor under its note guarantee are limited as necessary to prevent the relevant note guarantee from constituting a fraudulent conveyance, fraudulent transfer or unlawful financial assistance under applicable law, or otherwise to reflect limitations under applicable law. By virtue of these limitations, the obligations of a Guarantor under its note guarantee could be significantly less than amounts payable with respect to the notes of any series or a Guarantor may have effectively no obligations under its respective note guarantee. ICON may, at any time, cause a subsidiary to become a Guarantor by executing and delivering a supplemental indenture providing for the Guarantee of payment of the applicable series of notes by such subsidiary on the basis provided in the applicable indenture.

Any Guarantor will be automatically and unconditionally released from all obligations under its note guarantee, and such note guarantee shall thereupon terminate and be discharged and of no further force and effect:

•concurrently with any sale, exchange, disposition or transfer (by merger or otherwise) described in the preliminary prospectus supplement for the offering of New Notes, of any capital stock, or all or substantially all assets of such Guarantor following which such Guarantor is no longer a subsidiary of ICON or ceases to be organized in a covered jurisdiction;
•as to all Guarantors (other than ICON), at the time of any collateral release event;
•upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture governing the New Notes;
•upon the merger, amalgamation or consolidation of any Guarantor into ICON, the Issuer or another Guarantor or upon the liquidation, dissolution or winding up of such Guarantor;
•the release of such Guarantor from its guarantee under the Senior Secured Credit Facilities (except in the case of a release from the repayment in full of the Senior Secured Credit Facilities); or
•upon such Guarantor becoming an excluded subsidiary.

Summarized Combined Financial Information

Summarized financial information (the "SFI"), as defined under Rule 1-02 (bb) of Regulation S-X, is provided below for the Issuer and Guarantor entities, collectively, the "Obligor Group" as of September 30, 2024 and December 31, 2023, and for the nine months ended September 30, 2024 and the year ended December 31, 2023. The SFI is presented on a combined basis with intercompany transactions and balances among the entities included in the Obligor Group eliminated. The Obligor Group SFI excludes investments in non-guarantor entities.

	(Unaudited)	(Unaudited)
	Nine Months Ended	Year Ended
	September 30, 2024	December 31, 2023
	(in thousands)
Revenue	$5,665,538	$7,444,520
Total costs and expenses (a)	5,053,448	6,683,520
Income from operations (a)	612,090	761,000
Net income (a) (b)	$280,702	$356,467

(a) Includes amortization of intangible assets of $286.4 million for the nine months ended September 30, 2024 and $452.8 million for the year ended December 31, 2023.
(b) Includes net intercompany interest expense of $110.2 million for the nine months ended September 30, 2024 and $130.0 million for the year ended December 31, 2023.

	(Unaudited)	(Unaudited)
	September 30, 2024	December 31, 2023
	(in thousands)
Current assets	$3,404,833	$2,941,492
Non-current assets (c)	61,965,877	61,347,045
Intercompany receivables	1,533,797	1,052,855
Total assets	$66,904,507	$65,341,392

Current liabilities	$2,574,633	$2,514,633
Non-current liabilities	4,486,460	4,799,554
Intercompany payables	5,397,174	4,618,868
Total liabilities	$12,458,267	$11,933,055

(c) Non-current assets include each Guarantor's investment in obligor subsidiaries, on a combined aggregated basis.

In the context of security for the New Notes, the combined financial information of entities whose securities are pledged as collateral (the "Pledgor Group") was determined to be materially consistent with the consolidated financial information of the ICON group (ICON and all of its subsidiaries) for the periods presented above, and as such, summarized combined financial information has not been presented for the Pledgor Group.

Legal proceedings

We are not party to any material pending legal proceedings, and we do not expect any litigation which could have a material adverse effect on our financial condition or results of operations. However, from time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

Forward-Looking Statements

Certain statements contained herein are forward looking statements, particularly in the discussion under the caption “Management’s discussion and analysis of financial condition and results of operations”. All statements other than statements of historical fact are forward-looking. Examples of forward-looking statements include, but are not limited to, statements regarding industry prospects, future business, future results of operations or financial condition, our ability to integrate the businesses we have acquired into our existing operations, management strategies and our competitive position. You can identify many forward-looking statements by words such as “may,” “will,” “would,” “should,” “could,” “expects,” “aims,” “anticipates,” “believes,” “estimates,” “intends,” “plans,” “predicts,” “projects,” “seeks,” “potential,” “opportunities” and other similar expressions and the negatives of such expressions. However, not all forward-looking statements contain these words. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. Actual results may differ materially from those stated or implied by forward looking statements due to risks and uncertainties associated with the Company’s business and forward looking statements are not guarantees of future performance. Such risks and uncertainties include, but are not limited to, dependence on the pharmaceutical industry and certain clients, the need to regularly win projects and then to execute them efficiently and correctly, the challenges presented by rapid growth, competition and the continuing consolidation of the industry, the dependence on certain key executives, changes in the regulatory environment, exchange rate fluctuations, inflation and rising labor costs and other factors. Forward-looking statements speak only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. Please also refer to the Form 20-F filed on February 23, 2024 for risks and uncertainties facing the Company.

Exhibits of ICON plc and subsidiaries

Exhibit Number	Title

22.1*	List of Subsidiary Guarantors and Issuer of Guaranteed Debt Securities and Affiliates Whose Securities Collateralize Securities of ICON Investments Six Designated Activity Company.

99.1	Third Amendment to Credit Agreement, dated as of March 14, 2024, by and among various subsidiaries of ICON plc, Citibank, N.A., as administrative agent and swingline lender, and various revolving lenders (incorporated by reference to exhibit 99.1 to the Form 6-K (File No. 333-08704) filed on April 25, 2024).
* Filed herewith

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICON plc

/s/Brendan Brennan
Date:	October 25, 2024	Brendan Brennan
Chief Financial Officer